

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

January 24, 2011

Via U.S. Mail and Facsimile

Thomas R. Rosazza
President and Chief Executive Officer
Pioneer Bankshares, Inc.
263 East Main Street
P.O. Box 10
Stanley, VA 22851

> **Re:** **Pioneer Bankshares, Inc.**
> **Form 10-K for Fiscal Year Ended December 31, 2009**
> **Form 10-Q for Fiscal Quarter Ended June 30, 2010**
> **File No. 000-30541**

Dear Mr. Rosazza:

We have completed our review of your filings and do not have any further comments at this time.

Sincerely,

Kevin W. Vaughn
Accounting Branch Chief